Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 11, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10895
FT Diversified Target Income Portfolio Series
(the “Trust”)
CIK No. 1977582 File No. 333-272701

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.The Staff notes that the “Portfolio Selection Process” section states that “the Funds held by the Trust invest in common stocks across all market capitalizations.” Please consider revising “common stocks” to “dividend-paying common stocks.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

2.Please clarify whether all ETFs held by the Trust will write call options or certain ETFs as stated in the risk section. Please also supplementally confirm if the options are written by the ETFs or the Trust. Please describe the purpose for which the call options will be utilized.

Response:The Trust confirms that the options are only written by the ETFs held by the Trust and that the Trust will not write call options itself. The Trust notes that all of the ETFs held by the Trust will write call options and the purpose of writing call options is to generate premium income. The disclosure has been revised as follows:

“In addition, all of the Funds held by the Trust will write call options on individual stocks and/or on stock indices in order generate premium income.”

3.Please describe more clearly what is meant by “the quality and character of the securities selected by the ETF” as a factor in the selection of ETFs for the portfolio.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“…and the quality and character of the securities held by the ETFs (considering the consistency and reliability of the dividends from common stocks and premium income from call options).”

4.The Staff notes the disclosure states that “the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.” Please clarify whether this statement is applicable to the ETFs yet to be selected or the three ETFs already identified in which the Trust will invest a significant portion of its assets.

Response:The Trust confirms that the above-referenced statement and the entire “Portfolio Selection Process” section is applicable to all of the ETFs to be selected.

5.Please clarify whether and how the selection criteria were applied to the ETFs specifically mentioned in the “Portfolio” section. If the Trust invests only in the three mentioned ETFs, please disclose.

Response:The Trust confirms that the selection criteria disclosed in the “Portfolio Selection Process” section applies to all of the ETFs held by the Trust, which are identified in the “Schedule of Investments.” The Trust notes additional ETFs may be added to the portfolio and that these ETFs will meet the selection criteria.

6.The Staff notes that the disclosure states, “The Trust’s portfolio may include both actively managed ETFs and ETFs that track an index.” Please replace “may” with “will.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

7.Please disclose how the Sponsor decides the allocation among all the ETFs and what the allocation is among the ETFs.

Response:The Trust notes the allocation among all the ETFs will be approximately equal weighted. The disclosure has been revised to reflect this.

8.Please disclose the percentage of assets invested in shares issued by the three ETFs mentioned in the “Portfolio” section.

Response:The Trust notes that the “Schedule of Investments” lists the percentage of each ETF in the Trust’s portfolio. Therefore, the Trust respectfully declines to include the percentage in the “Portfolio” section, as the disclosure would be duplicative. However, the Trust has revised its disclosure to state the ETFs held by the Trust will be approximately equal weighted.

9.Please disclose that KNG is a passively-managed ETF that tracks an index.

Response:The disclosure has been revised as follows:

“KNG is a passively-managed ETF that tracks an index.”

10.Please ensure that all links are hyperlinked in the prospectus.

Response:The Trust notes that the EDGAR filing system does not allow external URLs to be hyperlinked and that all hyperlinked URL references must be to “www.sec.gov.” In other words, it is not currently possible for the Trust to hyperlink to each underlying ETF’s website. Additionally, the Trust is not incorporating by reference any portion of the underlying ETF’s SEC filings, so a hyperlink is not necessary. The Trust only provides a URL to each underlying ETF’s website to provide Unit holders with additional information about the underlying ETF. As such, the Trust believes the disclosure, as currently presented, is sufficient.

Risk Factors

11.Please consider clarifying that the Trust is subject to certain of the risks included in the Risk Factors section through its investments in ETFs.

Response:In accordance with the Staff’s comment, the disclosure has been revised to add the following to the “Principal Risks” section:

“The following is a discussion of the principal risks of investing in the Trust. The Trust is also subject to the risks described below under “Principal Risks of Investing in KNG, RDVI, and FTHI” through its investments in the Funds.”

12.Please clarify the difference between the set of “Principal Risks” and “Principal Risks of Investing in KNG, RDVI, and FTHI.”

Response:The “Principal Risks” section discusses the principal risks of investing in the Trust, including the risks to which the Trust’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Trust’s net asset value, yield and/or total return. Whereas the “Principal Risks of Investing in KNG, RDVI, and FTHI” section discusses the specific risks of investing in the underlying ETFs since the Trust has significant exposure to these ETFs. This section summarizes the risks from each underlying ETF’s SEC filings. Nevertheless, the Trust has revised the disclosure. Please refer to the Trust’s response to Comment 11 above.

13.Please consider whether all of the Funds held by the Trust invest in common stocks.

Response:If all of the Funds held by the Trust have exposure to common stocks, the risk disclosure will be revised as such.

14.Please consider whether all of the Funds held by the Trust invest in options.

Response:If all of the Funds held by the Trust have exposure to options, the risk disclosure will be revised as such.

15.Please consider whether the Interest Rate Risk, Credit Risk, Call Risk, Extension Risk, Liquidity Risk, Prepayment Risk and Valuation Risk are applicable to the Trust.

Response:The Trust notes that the Interest Rate Risk, Credit Risk, Call Risk, Extension Risk, Liquidity Risk, Prepayment Risk and Valuation Risk will only be included if the Trust has exposure to fixed-income securities through its investments in the underlying Funds. In the event the Trust does not have exposure to fixed-income securities, the above-referenced risks will be removed.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon